Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

September 21, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Todd K. Schiffman
Assistant Director

Re:	WashingtonFirst Bankshares, Inc.
Registration Statement on Form S-4
Filed August 13, 2012
File Number 333-183255

Ladies and Gentlemen:

On behalf of WashingtonFirst Bankshares, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Registration Statement contained in a letter from Todd K. Schiffman to Shaza L. Andersen of the Company dated September 10, 2012. The Company is filing today an Amendment No. 1 to the Registration Statement, including the responses described herein. For your convenience, we will hand deliver to the staff four copies of this letter and Amendment No. 1 to the Registration Statement marked to show all changes made to the original Registration Statement and two unmarked copies of Amendment No. 1 to the Registration Statement.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the September 10 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meaning as set forth in the Registration Statement. The Company has endeavored to respond fully to each of the staff’s comments.

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General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to provide the following additional disclosures:

•	describe how and when a company may lose emerging growth company status;

•

a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

The staff is directed to the sections captioned “Emerging Growth Company” on pages 24 and 168 and the second risk factor on page 43 of the joint proxy statement/prospectus, which have been added to provide the requested disclosures.

Cover Page of Joint Proxy Statement/Prospectus

2.	Please revise consistent with Item 501 and as follows:

•	revise the third paragraph (and the notices and other descriptions of the

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terms of the transaction) to disclose the minimum and maximum aggregate consideration being paid to purchase all of the outstanding shares of Alliance and the minimum and maximum amount of cash and stock per share;

•	revise the fourth paragraph to disclose that the merger is contingent on the “capital raising activities associated with the merger;”

•

revise the fourth paragraph to disclose who will own the remaining thirty percent of stock that is not owned by former Alliance shareholders or existing Washington First shareholders and specify the respective amount beneficially owned by Endicott Opportunity Partners and Castle Creek Capital Partners; and

•

revise the sixth paragraph to identify the “other matters” for which you are soliciting shareholder approval including the increase in number of authorized shares and amendments to the Equity Compensation Plan.

The staff is directed to the cover page of the joint proxy statement/prospectus, which has been revised as requested. The notices and other descriptions of the terms of the transaction contained in the joint proxy statement/prospectus have also been revised to disclose the minimum and maximum aggregate consideration being paid to purchase all of the outstanding shares of Alliance and the minimum and maximum amount of cash and stock per share.

Questions and Answers about the Merger, page 1

3.	Please revise the third question on page 1 relating to consideration to Alliance shareholders to disclose the following information:

•	the minimum amount of consideration per share; and

•	the amount of Alliance’s shareholders equity as of December 31, 2011 and the amount as of the most recent date.

The staff is directed to the third question on page 1 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

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4.	Please revise the first question on page 2 relating to consideration to explain the dilutive effects of the merger on shareholders of WashingtonFirst.

The staff is directed to the first question on page 2 of the joint proxy statement/prospectus, which has been revised to explain the dilutive effects of the merger on shareholders of WashingtonFirst.

5.	Please revise the third question on page 3 and the second third and fourth question on page 4 relating to the number of votes by WashingtonFirst shareholders to explain that officers and directors of Washington First beneficially own forty eight percent of the common stock so only two percent of the shares held by others is needed to approve the merger and the others matters

The staff is directed to the fourth question on page 3, the second and third questions on page 5 and the first question on page 6 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures.

6.	Please revise the fourth question on page 3 relating to the Authorized Shares Amendment as follows:

•	disclose whether this Amendment is needed to effectuate the merger or whether you have enough authorized shares;

•	disclose the number of shares of voting stock to be issued pursuant to “capital raising activities associated with the merger” and whether the Amendment is needed for those transactions;

•	disclose the dilutive effects of the issuance of all 25 million shares on current shareholders;

•	disclose that once these shares are authorized directors and officers can issue the shares without further shareholder approval.

The staff is directed to the first question on page 4 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures, other than the disclosure requested in the third bullet above. With respect to the disclosure requested in the third bullet, the joint proxy statement/prospectus has been revised to more clearly state the intention to issue additional shares from time to time rather than all at one time; and to state that any issuance of additional shares of common stock would be dilutive to the voting power of the then existing shareholders.

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7.	Please revise the fifth question on page 3 relating to the Non-Voting Common Stock Amendment as follows:

•	disclose whether this Amendment is needed to effectuate the merger;

•	disclose the number of shares of non-voting stock to be issued pursuant to “capital raising activities associated with the merger” and the number remaining for future transactions;

•	disclose the dilutive effects of the issuance of all 10 million shares on current shareholders;

•	disclose that once these shares are authorized directors and officers can issue the shares without further shareholder approval.

The staff is directed to the second question on page 4 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures, other than the disclosure requested in the third bullet above. With respect to the disclosures requested in the third bullet, the joint proxy statement/prospectus has been revised to more clearly state the board’s intention to issue the additional shares from time to time rather than all at one time; and to state that if any additional shares of non-voting stock are issued that are convertible into common stock, such issuance would be dilutive to the voting power of the then existing shareholders.

8.	Please add a question and answer on page 4 regarding the 2010 Equity Compensation Plan.

The staff is directed to the third question on page 4 of the joint proxy statement/prospectus, which has been added to disclose why the WashingtonFirst shareholders are being asked to vote on the proposal to approve the WashingtonFirst 2010 Equity Compensation Plan, as amended.

Summary, page 10

9.	Please revise, consistent with Item 503(a), the section entitled “The Companies” on page 10 as follows:

•	supplement your data regarding assets, loans, deposits and shareholder equity for each company to disclose revenues and net income for the past three fiscal years and the past two quarters;

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•	disclose that more than half of WashingtonFirst’s loans are commercial real estate loans and almost 25 percent are commercial and industrial loans;

•	disclose that ninety percent of Alliance’s loans are real estate loans and forty three percent are commercial real estate loans;

•

disclose that since 2009 Alliance has been subject to a Memorandum of Understanding with the Federal Reserve Bank and the Virginia Bureau of Financial Institutions, summarize the terms of the MOU and the provisions which you are have not satisfied in full and discuss the continued operation of the restrictions (which you refer to on page 50); and

•	summarize the terms of WashingtonFirst’s participation in the U.S. Department of Treasury’s TARP program and the Small Business Lending Fund, including any requirements and limitations on activities.

The staff is directed to pages 11-13 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures, except that information has been provided for the past two, rather than three, fiscal years. WashingtonFirst believes the presentation of two fiscal years of information is consistent with the requirement applicable to it as a smaller reporting company, and consistent with the financial statement presentation elsewhere in the joint proxy statement/prospectus, where information is presented for two, rather than three, years.

10.	Please add a section on page ten, consistent with Item 503(a), summarizing both the terms and the effects of WashingtonFirst’s “capital raising activities” that are a prerequisite to the merger. State the aggregate amount of capital to be raised, the price per share and the aggregate number of shares to be issued and the dilutive effects. Discuss any restrictions on resale.

The staff is directed to the sections “WashingtonFirst’s Capital Raising Transactions” on pages 22 and 163-164 of the joint proxy statement/prospectus, which have been added to provide the requested disclosures.

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11.	Please revise, consistent with Item 503(a), the section entitled “The Merger” on page 10 to summarize the most significant terms of the merger including the aggregate purchase price and the percentage of WashingtonFirst common stock that will be held by former Alliance shareholders.

The staff is directed to page 13 of the joint proxy statement/prospectus, which has been revised to include the aggregate purchase price and the percentage of WashingtonFirst common stock that will be held by former Alliance shareholders. WashingtonFirst believes the other significant terms of the merger are adequately summarized under appropriate captions in the Summary, consistent with Item 503(a).

12.	Please revise, consistent with Item 503(a), the section entitled “Reasons for the Merger” on page 13 to supplement the cross references with summaries of the reasons for the merger. Explain how you will operate more efficiently and more profitability. Reconcile this claim with the history of losses at Alliance, Alliance’s loan portfolio, the concentration of loans in the loan portfolio of both WashingtonFirst and Alliance in real estate in the Washington D.C. Area and your agreement to retain all Alliance employees and honor all Alliance employment agreements. Please discuss estimated cost savings which on page 19 you state you have calculated.

The staff is directed to pages 16-17 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures.

13.	Please revise, consistent with Item 503(a), the section entitled “Alliance Board Recommendations to Alliance Shareholders “ on page 14 to summarize the basis for the Board’s recommendation to accept the consideration of $5.30 per share, particularly in light of the higher price of $6.11 per share offered only six months earlier by Eagle Bank. Compare the terms of the WashingtonFirst and Eagle transactions and the basis for the Board’s determination that each were in the best interests of shareholders.

The staff is directed to pages 17-18 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures. The revised disclosure does not reference the terminated agreement with Eagle Bancorp, Inc. or the related figure of $6.11 per share for the reasons detailed below.

Alliance has advised us that, when deciding whether to approve the reorganization agreement and recommend it to the Alliance shareholders, the Alliance Board and its financial advisor focused on the proposed terms of the reorganization agreement as compared to the likely costs and benefits of other reasonably possible courses of

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action at the time it was making its decision with respect to the reorganization agreement. At that time, Alliance’s agreement with Eagle Bancorp, Inc. (the “Terminated Merger Agreement”) had been terminated and an alternate transaction on the same terms and conditions as those in the Terminated Merger Agreement was not a reasonably possible course of action. Given that, the Alliance Board did not expressly consider the terms of the Terminated Merger Agreement in evaluating courses of action available to Alliance at that time. In light of that, Alliance feels that discussion of the Terminated Merger Agreement in the joint proxy statement/prospectus would not accurately describe the Alliance Board’s course of deliberation and could confuse or mislead readers of the joint proxy statement/prospectus.

Further, Alliance respectfully submits that, due to differences between the two agreements, a bare comparison of the cash consideration of $5.30 per share under the reorganization agreement and the initial, estimated cash value of $6.11 per share in stock consideration under the Terminated Merger Agreement is not useful in comparing the value to be received by Alliance shareholders under the reorganization agreement and the Terminated Merger Agreement. Below is a summary of key pricing terms in the reorganization agreement and the Terminated Merger Agreement that make the suggested comparison of cash valuation more confusing than meaningful:

	Reorganization Agreement		Terminated Merger Agreement

•	Mixed cash-stock consideration up to a maximum of 20% cash consideration.	•	All stock consideration.

•	Consideration subject to adjustment in only one circumstance.[1]	•	Consideration subject to adjustment based on ten different factors.[2]

1 The consideration under the reorganization agreement is subject to adjustment in the event of a decline in Alliance’s shareholders’ equity (as defined in the reorganization agreement) at the month-end prior to closing of the merger in excess of 10% from December 31, 2011.

2 The consideration under the Terminated Merger Agreement was subject to adjustment based on the following factors: (i) the difference between the pre-tax net unrealized loss in Alliance’s securities portfolio at March 31, 2011, and the pre-tax net unrealized gain or loss as of the end of the calendar month immediately preceding the month in which the closing occurs, based upon a firm bid, and the net amount of gains or losses realized upon the sale of securities after October 31, 2011 and prior to the effective time of the merger; (ii) the net amount of pre-tax consolidated earnings (or losses) of Alliance for the period beginning on April 1, 2011 and ending on October 31, 2011 with certain exclusions; (iii) the aggregate amount paid or payable by Alliance

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Finally, Alliance respectfully submits that a full response to the disclosure requirements of Form S-4 does not require a discussion of the terms of a previously terminated, unconsummated transaction or the basis of prior determinations of the Alliance Board with respect thereto. In fact, Alliance respectfully suggests that discussion of the terms of the Terminated Merger Agreement – an agreement that is not only of no effect but also unrelated to the reorganization agreement being presented for shareholder approval – could actually confuse or distract readers of the joint proxy statement/prospectus.

14.	Please revise, consistent with Item 503(a), the section entitled “What Alliance Shareholders Will Receive in the Merger” on page 15 as follows:

•	revise the second paragraph to disclose the amount of shareholders equity as of December 31, 2011 and the amount as of the most recent practicable date; and

•	revise the second paragraph to disclose the minimum amount of cash and or stock that Alliance shareholders will receive; and

•	revise the third paragraph to disclose the dilutive effects of the capital raising and the merger on Washington First shareholders.

The staff is directed to pages 18-19 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures.

or Alliance Bank pursuant to any employment agreements, consulting agreements, change in control agreements, individual severance agreements or similar agreements as a result of the transactions contemplated by the Terminated Merger Agreement and related personnel decisions; (iv) the cost of termination of all of Alliance’s data processing agreements and deconversion of Alliance’s systems; (v) the amount, if any, by which the expected amount to be collected on the notes payable to Alliance as contingent payment for the sale of Alliance’s former insurance agency is less than the carrying value of such notes as of March 31, 2011; (vi) one and one-half percent of the decline, if any, in the average level of certain types of deposits from March 2011 to the month preceding the closing of the merger; (vii) one and one-half percent of the decline, if any, in the average level of certain deposits maintained by certain customers from March 2011 to the month preceding the closing of the merger; (viii) one and one-half percent of the increase, if any, in certain customer deposits; (ix) the amount required to terminate or offset certain leases and subleases; and (x) the amount required to terminate certain non-competition provisions applicable to Alliance.

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15.	Please revise, consistent with Item 503(a), the section entitled “Conditions to Completion of the Merger” on page 15 to summarize the most significant conditions to the merger including the raising of at least $20 million and listing on NASDAQ.

The staff is directed to page 19 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

16.	Please revise the section, consistent with Item 503(a), relating to directors and officers of Alliance on page 16 as follows:

•	quantify the amount of compensation they will receive and whether it is more than they received as directors of Alliance;

•	disclose whether or not any officers have arrangements or understandings with WashingtonFirst for any future compensation;

•	disclose the amounts of any payments to any directors or officers; and

•	disclose whether or not the cash being paid to directors and officers for their options is counted towards the twenty percent limit on cash consideration being paid to shareholders.

The staff is directed to pages 20-21 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures.

17.	Please revise the section, consistent with Item 503(a), relating to the rights of shareholders on page 17 to summarize the most significant differences in shareholder rights.

The staff is directed to pages 23-24 of the joint proxy statement/prospectus, which have been revised to provide the requested disclosures.

18.	Please revise the section, consistent with Item 503(a), relating to the rights of shareholders on page 18 to disclose the calculations underlying your computation of pro forma calculations including the following:

•	the number of shares being issued to Alliance shareholders and the number of shares being issues to Endicott Opportunity Partners and Castle Creek Capital Partners; and

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•	“restructuring costs” and “estimated costs savings” from the merger.

The staff is directed to page 25 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

Unaudited Pro Form Consolidated Combined Financial Information Notes to Unaudited Pro Forma Consolidated Combined Financial Data, page 81

Note 1 – Purchase Accounting Adjustments

19.	In regard to pro forma Note 1(c), please confirm that the fair value adjustments made for loans, deposits, borrowings and certain other assets and liabilities (i.e. the amounts disclosed) are factually supportable.

WashingtonFirst advises that the fair value adjustments for loans, deposits, borrowings and certain other assets and liabilities reflect management’s estimates of the allocation of the purchase price and adjustments that will need to be made to the carrying value of the underlying assets and liabilities to reflect their fair value. These estimates are based primarily on data provided by Alliance, management’s due diligence and input from third party sources. Management will utilize the assistance of a third party valuation firm for a final purchase price allocation upon the consummation of the transaction. See additional description of determination of fair value added to Note 1(n) to the Notes to Unaudited Pro Forma Consolidated Combined Financial Data in response to comment 23.

20.	Please revise to provide a pro forma note which clearly explains the allocation of “other fair value adjustments” (as described in Note 1(e)) in detail.

The staff is directed to page 89 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

21.	In regard to pro forma Note 1(f), please provide us with sufficient information to support the position that the net deferred tax asset valuation allowance should be reversed. In your response, please also address the accounting literature being followed.

WashingtonFirst advises that, per ASC 805-740-25-2 and 805-740-25-3, an acquirer shall recognize a deferred tax asset or deferred tax liability arising from the assets acquired and liabilities assumed in a business combination and shall account for the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of an acquired entity that exist at the acquisition date, or that arise as a

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result of the acquisition, in accordance with the guidance in sub-topic 805-740-10. Management of WashingtonFirst reviewed the acquired income tax attributes of Alliance in accordance with this guidance, including the impact of WashingtonFirst’s historical profitability on the ability to realize the benefit of any carryforwards, and adjusted the valuation allowance accordingly.

22.	Please revise pro forma Note 1(n) to disclose how the fair value adjustments to loans, investments, deposits and borrowings were determined in addition to how you determined the estimated lives of these respective assets acquired and liabilities assumed.

The staff is directed to page 90 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

23.	Please revise pro forma Note 1(q) to disclose how the adjustment to the basic and diluted common share amounts was determined. Further, the weighted average number of shares used in the calculation of the pro forma per share data should be disclosed in accordance with Rule 11-02(b)(7) of Regulation S-X.

The staff is directed to page 91 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

Note 2 – Estimated Restructuring Costs, page 82

24.	In regard to the restructuring costs disclosed please provide sufficient information to support that each of the individually identified amounts are both directly attributable to the transaction and factually supportable in accordance with 11-02(b)(6) of Regulation S-X.

WashingtonFirst advises that the amounts referred to in Note 2 of Notes to Unaudited Pro Forma Consolidated Combined Financial Data are, in each case, based on the provisions of the terms of the contracts involved and would not be incurred but for the occurrence of the merger. In connection with the merger, management has adopted a plan to terminate Alliance’s leases for redundant office space and Alliance’s core processing contract. With respect to the termination of Alliance’s core processing contract, the amount is the result of a review of the contract termination provisions and discussions with the counterparty. In the case of Alliance’s corporate office lease in Chantilly, Virginia and its office lease in Fredericksburg, Virginia, the amount is based on a review of the contract termination provisions and discussions with the lessors of the properties. In the case of the severance payments, the amount is the sum of the contractual cost of termination of

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the identified four individuals. Accordingly, WashingtonFirst believes the amounts are directly attributable to the merger and factually supportable in accordance with Rule 11-02(b)(6) of Regulation S-X.

Note 3 – New Capital, page 82

25.	Please revise to disclose the names of the investors as well as the number of voting and non-voting common shares each will specifically acquire under the investment agreements and irrevocable subscriptions in conjunction with the contemporaneous consummation of the merger.

The staff is directed to page 91 of the joint proxy statement/prospectus, which has been revised to provide the requested disclosures.

WashingtonFirst Bankshares, Inc.

Consolidated Statement of Comprehensive Income, page F-31

26.	We note the investment securities were in a net gross unrealized loss position as of June 30, 2012 as disclosed in Note 3 on page F-40. Please provide us additional information which supports the unrealized holding gains on securities disclosed within the statement of comprehensive for the periods presented.

WashingtonFirst advises that, on page F-31, the Consolidated Statement of Comprehensive Income reports $127,392 in unrealized holding gains on securities net of related tax for the six months ended June 30, 2012. Pages F-40 and F-41 in Note 3 of Notes to the Consolidated Financial Statements (Unaudited) of WashingtonFirst contain line item disclosure of unrealized gains and losses relating to investment securities. The change in unrealized gains and unrealized losses from December 31, 2011 to June 30, 2012 was $229,700 and $22,559 respectively. Net of tax effects, the change in unrealized gains was $127,392. The change in unrealized gains and unrealized losses from December 31, 2010 to June 30, 2011 was $352,318 and $414,994 respectively. Net of tax effects, the change in unrealized gains was $471,897.

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Notes to the Consolidated Financial Statements

Note 3 – Investment Securities, page F-13

27.	Please provide us with your other than temporary impairment analysis for your investment in the Trapeza XIII Collateralized Debt Obligation, C-1 credit tranche as of December 31, 2010 and December 31, 2011 and for each of the subsequent quarterly periods of fiscal 2012.

WashingtonFirst advises that it obtained the services of Wilary Winn Risk Management LLC (“WWRM”) to perform a review and analysis regarding possible other than temporary impairment (“OTTI”) of WashingtonFirst’s investment in Trapeza XIII Collateralized Debt Obligation, C-1 (the “Trapeza CDO”) and to establish an estimated fair value of the Trapeza CDO as of June 30, 2012, December 31, 2011 and December 31, 2010. WWRM provided its analysis and valuation report (i) dated August 9, 2012 with respect to the period ended June 30, 2012, (ii) dated January 30, 2012 with respect to the period ended December 31, 2011 and (iii) dated January 26, 2011 with respect to the period ended December 31, 2010 (collectively, the “WWRM Reports”).

Prior to filing the Registration Statement, WashingtonFirst obtained third party assistance in evaluating OTTI only in connection with its annual audit, and not in connection with the preparation of unaudited, interim financial statements. For such prior interim periods, a valuation report with respect to OTTI was only obtained if management of WashingtonFirst believed, based on its internal evaluation of the issues, that circumstances had changed sufficiently to warrant obtaining a third-party valuation. In accordance with this customary practice, management of WashingtonFirst did not obtain a third party valuation report for the Trapeza CDO as of March 31, 2012, but instead relied on its own determination that the Trapeza CDO had no OTTI as of that date.

Each of the WWRM Reports concludes that the Trapeza CDO has no OTTI as of the periods indicated. Management of WashingtonFirst advises that it placed substantial reliance on the WWRM Reports in determining that no OTTI was present as of the periods indicated. Management of WashingtonFirst will provide each of the WWRM Reports to the Staff for review on request.

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If you have any questions or comments regarding this letter, please contact me at (713) 221-1301.

Very truly yours,

Bracewell & Giuliani LLP

/s/ John R. Brantley

John R. Brantley